Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

Theresia R. Reisch
Vice-President, Investor Relations
and Corporate Secretary
Direct Telephone: (403) 218-2953
[redacted]mile: (403) 218-2973
[redacted]h@superiorplus.com

06014424

SUPPL

June 8, 2006

Securities and Exchange Commissic
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the June 8, 2006 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Vice-President, Investor Relations
and Corporate Secretary

/encl.

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h:\spif\SEC-ltr.doc

Superior Plus

NEWS

TSX: SPF.UN **For Immediate Release**

June 2006 Cash Distribution – $0.13 per Trust Unit

Calgary, June 8, 2006...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of June 2006 of $0.13 (13.0 cents) per trust unit payable on July 14, 2006. The record date is June 30, 2006 and the ex-distribution date will be June 28, 2006. The Fund's current annualized cash distribution rate is $1.56 per trust unit.

For income tax purposes, the income from the June 2006 cash distribution of $0.13 per trust unit is considered to be "other income".

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

About Superior Plus and the Fund

The Fund holds 100% of Superior Plus Inc., which has five operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries and the third largest producer of potassium products in North America; ***JW Aluminum*** is a leading manufacturer of specialty, flat-rolled aluminum products in the United States; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange (the "TSX") as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch
Vice-President, Investor Relations and Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)
E-mail: treisch@superiorplus.com